# APPENDIX B:
# FINANCIAL STATEMENTS
## (Unaudited)

# Anderby Brewing, LLC

## Profit and Loss

### January - December 2019

| | TOTAL |
|---|---:|
| **Income** | |
| 40000 Brewery Revenue | |
| 40020-1 Brewery Keg Beer (BREW) | 7,655.00 |
| **Total 40000 Brewery Revenue** | **7,655.00** |
| 41000 TapRoom Revenue | |
| 41010-2 TapRoom Package Beer (TAPRM) | 1,939.90 |
| 41020-2 TapRoom Keg Beer (TAPRM) | 79,380.03 |
| 41030-2 TapRoom Merchandise (TAPRM) | 3,640.27 |
| 41040-2 TapRoom Event Fees (TAPRM) | 8,100.00 |
| 41050-2 TapRoom Other (TAPRM) | 789.99 |
| **Total 41000 TapRoom Revenue** | **93,850.19** |
| **Total Income** | **$101,505.19** |
| **Cost of Goods Sold** | |
| 50000 COGS - Brewery Supplies & Materials | |
| 50010-1 Brewery Supplies (BREW) | 1,571.33 |
| 50020-1 Brewing Materials (BREW) | 14,547.49 |
| 50020-2 COGS - Packaging Materials (TAPRM) | 6,147.35 |
| 50030-1 COGS - Keg Beer (BREW) | -989.65 |
| 50060-1 Inv Adjustment - Raw Materials (BREW) | 35,707.00 |
| 50070-1 Inv Adjustment - WIP (BREW) | -2,253.01 |
| 50080-1 Packaging Materials (BREW) | 750.00 |
| **Total 50000 COGS - Brewery Supplies & Materials** | **55,480.51** |
| 51000 COGS - TapRoom | |
| 51010-2 COGS - Merchandise (TAPRM) | 374.40 |
| **Total 51000 COGS - TapRoom** | **374.40** |
| 53000 Brewery Direct Labor | |
| 53010-1 Direct Labor Hourly (BREW) | 150.00 |
| 53040-1 Brewery Contract Labor (BREW) | 6,500.00 |
| **Total 53000 Brewery Direct Labor** | **6,650.00** |
| 54000 Brewery Other Direct Costs | |
| 54040-1 Miscellaneous (BREW) | 1,325.00 |
| 54050-1 Repairs & Maintenance (BREW) | 13,897.73 |
| 54070-1 Taxes -Federal Beer Excise (BREW) | 549.00 |
| 54080-1 Taxes -State Beer Excise (BREW) | 581.93 |
| 54090-1 Taxes -Use Tax Brewery (BREW) | 81.76 |
| 54100-1 Utilities (BREW) | 442.68 |
| **Total 54000 Brewery Other Direct Costs** | **16,878.10** |
| Cost of Goods Sold | 4,999.00 |
| **Total Cost of Goods Sold** | **$84,382.01** |
| **GROSS PROFIT** | **$17,123.18** |
| **Expenses** | |
| 60000 Expenses - General & Administrative | |

| | TOTAL |
|---|---|
| 60005-0 Auto Expense | 457.25 |
| 60010-0 Bank Fees (CORP) | 532.28 |
| 60020-0 Computer & Internet (CORP) | 2,935.27 |
| 60040-0 Credit Card Processing (CORP) | 3,391.85 |
| 60050-0 Donations (CORP) | 118.00 |
| 60070-0 Exec & Admin Labor (CORP) | 29,615.30 |
| 60080-0 Exec & Admin Payroll Taxes (CORP) | 4,888.23 |
| 60095-0 Guaranteed Payments Partners | 28,076.85 |
| 60100-0 Meals (CORP) | 531.26 |
| 60105-0 Membership | 2,793.00 |
| 60110-0 Office Supplies (CORP) | 1,881.82 |
| 60120-0 Payroll Processing (CORP) | 638.00 |
| 60130-0 Phone Service (CORP) | 243.78 |
| 60140-0 Printing & Postage (CORP) | 97.50 |
| 60150-0 Professional Development (CORP) | 1,780.00 |
| 60160-0 Professional Fees - Accounting (CORP) | 1,790.00 |
| 60170-0 Professional Fees - Consulting (CORP) | 4,569.82 |
| 60190-0 Professional Fees - Legal (CORP) | 5,427.37 |
| 60195-0 Security (CORP) | 1,299.04 |
| 60200-0 Uniforms (CORP) | 4,248.19 |
| 60210-0 Utilities (CORP) | 15,989.10 |
| **Total 60000 Expenses - General & Administrative** | **111,303.91** |
| 61000 General Expenses - Brewery | |
| 61010-1 Building Maintenance (BREW) | 194.80 |
| 61040-1 Insurance (BREW) | 13,681.68 |
| 61050-1 Janitorial (BREW) | 991.88 |
| 61070-1 Licenses & Fees (BREW) | 2,964.90 |
| 61080-1 Rent (BREW) | 129,806.30 |
| 61090-1 Software (BREW) | 2,338.95 |
| 61100-1 Supplies Brewing (BREW) | 2,140.18 |
| 61110-1 Supplies Brewery (BREW) | 11.85 |
| **Total 61000 General Expenses - Brewery** | **152,130.54** |
| 62000 General Expenses - TapRoom | |
| 62020-2 Entertainment (TAPRM) | 14,111.95 |
| 62040-2 Janitorial (TAPRM) | 179.29 |
| 62060-2 TapRoom Labor (TAPRM) | 12,537.90 |
| 62070-2 TapRoom Payroll Taxes (TAPRM) | 2,216.47 |
| 62075-2 TapRoom Tips (TAPRM) | -6,708.04 |
| 62080-2 TapRoom Supplies (TAPRM) | 6,971.66 |
| **Total 62000 General Expenses - TapRoom** | **29,309.23** |
| 63000 Expenses - Selling | |
| 63010-1 Advertising (BREW) | 5,031.15 |
| 63020-2 Advertising (TAPRM) | 2,075.65 |
| 63030-0 Marketing Design (CORP) | 1,462.00 |
| 63050-1 Promotional Events (BREW) | 7,991.12 |
| 63090-0 Sponsorships (CORP) | 5,075.00 |
| **Total 63000 Expenses - Selling** | **21,634.92** |
| **Total Expenses** | **$314,378.60** |
| NET OPERATING INCOME | $ -297,255.42 |

|  | TOTAL |
|---|---:|
| Other Income | |
|   91000 Other Income | |
|   91010-0 Miscellaneous Income (CORP) | 223.07 |
|   91020-0 Interest Earned | 98.25 |
|   91030-0 GA Vendor Compensation | 93.86 |
|   91040-0 Capital One Reward Redemption | 3,246.96 |
|   **Total 91000 Other Income** | **3,662.14** |
| **Total Other Income** | **$3,662.14** |
| Other Expenses | |
|   64000 Depreciation & Taxes | |
|   64010-0 Amortization (CORP) | 808.25 |
|   64020-0 Depreciation (CORP) | 46,893.27 |
|   **Total 64000 Depreciation & Taxes** | **47,701.52** |
|   93000 Other Expenses | |
|   93010-0 TPG Loan Interest (CORP) | 13,002.70 |
|   93015-0 SBA Loan Interest (CORP) | 16,921.26 |
|   93018-0 Non-loan Interest (CORP) | 187.31 |
|   **Total 93000 Other Expenses** | **30,111.27** |
|   Reconciliation Discrepancies | 0.00 |
| **Total Other Expenses** | **$77,812.79** |
| NET OTHER INCOME | $ -74,150.65 |
| NET INCOME | $ -371,406.07 |

# Anderby Brewing, LLC

Balance Sheet

As of December 31, 2019

| | CASH OVER/SHORT | GIFT CARDS | TAPROOM - KEG BEER | TAPROOM EVENT FEES | TAPROOM MERCHANDISE | TAPROOM OTHER | TAPROOM PACKAGED BEER | TAPROOM TIPS | NOT SPECIFIED | TOTAL |
|---|---|---|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | | | | |
| Current Assets | | | | | | | | | | |
| Bank Accounts | | | | | | | | | | |
| 10000 Fifth Third Checking | | | | | | | | | 16,031.78 | $16,031.78 |
| 10010-0 Fidelity Checking | | | | | | | | | 0.00 | $0.00 |
| 10020-0 Fifth Third Money Market | | | | | | | | | 0.00 | $0.00 |
| 10030-0 Cash Drawer | | | | | | | | | 1,000.00 | $1,000.00 |
| 1072 Bill.com Money Out Clearing | | | | | | | | | 0.00 | $0.00 |
| **Total Bank Accounts** | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | **$17,031.78** | **$17,031.78** |
| Other Current Assets | | | | | | | | | | |
| 14000 Other Current Assets | | | | | | | | | | $0.00 |
| 14010-0 Inventory - Beer Kegged (CORP) | | | | | | | | | 989.65 | $989.65 |
| 14040-0 Inventory - Ingredients (CORP) | | | | | | | | | 31,466.83 | $31,466.83 |
| 14080-0 Inventory - Merchandise (CORP) | | | | | | | | | 5,897.25 | $5,897.25 |
| 14120-0 Inventory - Packaging (CORP) | | | | | | | | | 954.01 | $954.01 |
| 14140-0 WIP (CORP) | | | | | | | | | 2,253.01 | $2,253.01 |
| **Total 14000 Other Current Assets** | | | | | | | | | **41,560.75** | **$41,560.75** |
| 15010-0 Undeposited Funds | 5,426.50 | | | | | | | | -490.00 | $4,936.50 |
| **Total Other Current Assets** | $5,426.50 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | **$41,070.75** | **$46,497.25** |
| **Total Current Assets** | $5,426.50 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | **$58,102.53** | **$63,529.03** |
| Fixed Assets | | | | | | | | | | |
| 16000 Fixed Assets | | | | | | | | | | $0.00 |
| 16010-0 Brewing Equipment (BREW) | | | | | | | | | 430,994.22 | $430,994.22 |
| 16020-0 Buildings & Improvements (CORP) | | | | | | | | | 429,716.75 | $429,716.75 |
| 16040-0 Furniture & Furnishings (CORP) | | | | | | | | | 80,298.80 | $80,298.80 |
| 16100-0 Machinery & Equipment (CORP) | | | | | | | | | 62,642.45 | $62,642.45 |
| 16900-0 Accumulated Depreciation (CORP) | | | | | | | | | | $0.00 |
| 16910-0 Acc Depr - Brewing Equipment (CORP) | | | | | | | | | -12,259.11 | $ -12,259.11 |
| 16920-0 Acc Depr - Buildings & Improvements (CORP) | | | | | | | | | -25,533.22 | $ -25,533.22 |
| 16930-0 Acc Depr - Furniture & Fixtures (CORP) | | | | | | | | | -4,984.16 | $ -4,984.16 |
| 16940-0 Acc Depr - Machinery & Equipment (CORP) | | | | | | | | | -4,116.78 | $ -4,116.78 |
| **Total 16900-0 Accumulated Depreciation (CORP)** | | | | | | | | | **-46,893.27** | **$ -46,893.27** |
| **Total 16000 Fixed Assets** | | | | | | | | | **956,758.95** | **$956,758.95** |
| 17000 Other Fixed Assets | | | | | | | | | | $0.00 |
| 17010-0 Closing Costs (CORP) | | | | | | | | | 16,165.00 | $16,165.00 |
| 17030-0 Accumulated Amortization (CORP) | | | | | | | | | -808.25 | $ -808.25 |
| **Total 17000 Other Fixed Assets** | | | | | | | | | **15,356.75** | **$15,356.75** |
| **Total Fixed Assets** | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | **$972,115.70** | **$972,115.70** |
| Other Assets | | | | | | | | | | |
| 18000 Other Assets | | | | | | | | | | $0.00 |
| 18010-0 Lease Deposit (CORP) | | | | | | | | | 12,980.63 | $12,980.63 |
| 18020-0 Intangible Start Up Costs | | | | | | | | | 1,995.00 | $1,995.00 |
| **Total 18000 Other Assets** | | | | | | | | | **14,975.63** | **$14,975.63** |
| **Total Other Assets** | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | **$14,975.63** | **$14,975.63** |
| **TOTAL ASSETS** | $5,426.50 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | **$1,045,193.86** | **$1,050,620.36** |
| **LIABILITIES AND EQUITY** | | | | | | | | | | |
| Liabilities | | | | | | | | | | |
| Current Liabilities | | | | | | | | | | |
| Accounts Payable | | | | | | | | | | |
| 20000 Accounts Payable | | | | | | | | | 12,980.63 | $12,980.63 |
| **Total Accounts Payable** | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | **$12,980.63** | **$12,980.63** |
| Credit Cards | | | | | | | | | | |
| 20100-0 Capital One | | | | | | | | | 14,969.03 | $14,969.03 |
| **Total Credit Cards** | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | **$14,969.03** | **$14,969.03** |
| Other Current Liabilities | | | | | | | | | | |
| 25000 Other Current Liabilities | | | | | | | | | | $0.00 |
| 25010-0 Federal Excise Tax Payable (CORP) | | | | | | | | | 333.00 | $333.00 |
| 25015-0 Use Tax Payable | | | | | | | | | 11.82 | $11.82 |
| 25020-0 GA Excise Tax Payable (CORP) | | | | | | | | | 126.77 | $126.77 |
| 25050-0 Sales Tax Payable (CORP) | | | | | | | | | -4,092.32 | $ -4,092.32 |
| 25055-0 GA DOR Sales Tax Payable | | | | | | | | | 5,078.24 | $5,078.24 |
| **Total 25050-0 Sales Tax Payable (CORP)** | | | | | | | | | **985.92** | **$985.92** |
| 25060-0 Gift Cards (CORP) | | 34.30 | | | | | | | | $34.30 |
| 25070-0 Equipment payable (CORP) | | | | | | | | | 6,420.22 | $6,420.22 |
| **Total 25000 Other Current Liabilities** | | 34.30 | | | | | | | **7,877.73** | **$7,912.03** |
| **Total Other Current Liabilities** | $0.00 | $34.30 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | **$7,877.73** | **$7,912.03** |
| **Total Current Liabilities** | $0.00 | $34.30 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | **$35,827.39** | **$35,861.69** |
| Long-Term Liabilities | | | | | | | | | | |
| 28000 Long Term Liabilities | | | | | | | | | | $0.00 |
| 28010-0 Technology Partners Group Loan (CORP) | | | | | | | | | 414,950.50 | $414,950.50 |
| 28020-0 SBA Loan #00026 (CORP) | | | | | | | | | 560,000.00 | $560,000.00 |
| **Total 28000 Long Term Liabilities** | | | | | | | | | **974,950.50** | **$974,950.50** |
| **Total Long-Term Liabilities** | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | **$974,950.50** | **$974,950.50** |
| **Total Liabilities** | $0.00 | $34.30 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | **$1,010,777.89** | **$1,010,812.19** |
| Equity | | | | | | | | | | |

| | CASH OVER/SHORT | GIFT CARDS | TAPROOM - KEG BEER | TAPROOM EVENT FEES | TAPROOM MERCHANDISE | TAPROOM OTHER | TAPROOM PACKAGED BEER | TAPROOM TIPS | NOT SPECIFIED | TOTAL |
|---|---|---|---|---|---|---|---|---|---|---|
| 30000 Equity | | | | | | | | | | $0.00 |
| 30000-0 Series A | | | | | | | | | | $0.00 |
| 30010-0 Series A - Michael Preston Smelt | | | | | | | | | 50,000.00 | $50,000.00 |
| **Total 30000-0 Series A** | | | | | | | | | **50,000.00** | **$50,000.00** |
| 30100-0 Series C | | | | | | | | | | $0.00 |
| 30110-0 Series C - | | | | | | | | | 25,000.00 | $25,000.00 |
| 30120-0 Series C - | | | | | | | | | 25,000.00 | $25,000.00 |
| 30130-0 Series C - | | | | | | | | | 25,000.00 | $25,000.00 |
| 30140-0 Series C - | | | | | | | | | 170,000.00 | $170,000.00 |
| 30150-0 Series C - | | | | | | | | | 75,000.00 | $75,000.00 |
| 30160-0 Series C - | | | | | | | | | 30,000.00 | $30,000.00 |
| 30170-0 Series C - | | | | | | | | | 50,000.00 | $50,000.00 |
| 30180-0 Series C - | | | | | | | | | 50,000.00 | $50,000.00 |
| **Total 30100-0 Series C** | | | | | | | | | **450,000.00** | **$450,000.00** |
| **Total 30000 Equity** | | | | | | | | | **500,000.00** | **$500,000.00** |
| Opening Balance Equity | | | | | | | | | 0.00 | $0.00 |
| Retained Earnings | | | | | | | | | -88,785.76 | $ -88,785.76 |
| Net Income | | | 78,716.04 | 8,100.00 | 3,140.27 | 789.99 | 1,939.90 | 16,388.99 | -480,481.26 | $ -371,406.07 |
| **Total Equity** | $0.00 | $0.00 | $78,716.04 | $8,100.00 | $3,140.27 | $789.99 | $1,939.90 | $16,388.99 | $ -69,267.02 | $39,808.17 |
| **TOTAL LIABILITIES AND EQUITY** | $0.00 | $34.30 | $78,716.04 | $8,100.00 | $3,140.27 | $789.99 | $1,939.90 | $16,388.99 | $941,510.87 | $1,050,620.36 |

# Anderby Brewing, LLC

## Statement of Cash Flows

January - December 2019

| | TOTAL |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | -371,406.07 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| 14010-0 Other Current Assets:Inventory - Beer Kegged (CORP) | -989.65 |
| 14040-0 Other Current Assets:Inventory - Ingredients (CORP) | -31,466.83 |
| 14080-0 Other Current Assets:Inventory - Merchandise (CORP) | -5,897.25 |
| 14120-0 Other Current Assets:Inventory - Packaging (CORP) | 1,239.55 |
| 14140-0 Other Current Assets:WIP (CORP) | -2,253.01 |
| 16910-0 Fixed Assets:Accumulated Depreciation (CORP):Acc Depr - Brewing Equipment (CORP) | 12,259.11 |
| 16920-0 Fixed Assets:Accumulated Depreciation (CORP):Acc Depr - Buildings & Improvements (CORP) | 25,533.22 |
| 16930-0 Fixed Assets:Accumulated Depreciation (CORP):Acc Depr - Furniture & Fixtures (CORP) | 4,984.16 |
| 16940-0 Fixed Assets:Accumulated Depreciation (CORP):Acc Depr - Machinery & Equipment (CORP) | 4,116.78 |
| 17030-0 Other Fixed Assets:Accumulated Amortization (CORP) | 808.25 |
| 20000 Accounts Payable | 12,980.63 |
| 20100-0 Capital One | 14,969.03 |
| 25010-0 Other Current Liabilities:Federal Excise Tax Payable (CORP) | 333.00 |
| 25015-0 Other Current Liabilities:Use Tax Payable | 11.82 |
| 25020-0 Other Current Liabilities:GA Excise Tax Payable (CORP) | 126.77 |
| 25050-0 Other Current Liabilities:Sales Tax Payable (CORP) | -4,092.32 |
| 25055-0 Other Current Liabilities:Sales Tax Payable (CORP):GA DOR Sales Tax Payable | 5,078.24 |
| 25060-0 Other Current Liabilities:Gift Cards (CORP) | 34.30 |
| 25070-0 Other Current Liabilities:Equipment payable (CORP) | 6,420.22 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **44,196.02** |
| **Net cash provided by operating activities** | **$ -327,210.05** |
| INVESTING ACTIVITIES | |
| 16010-0 Fixed Assets:Brewing Equipment (BREW) | -255,071.53 |
| 16020-0 Fixed Assets:Buildings & Improvements (CORP) | -429,716.75 |
| 16040-0 Fixed Assets:Furniture & Furnishings (CORP) | -80,298.80 |
| 16100-0 Fixed Assets:Machinery & Equipment (CORP) | -62,407.02 |
| 17010-0 Other Fixed Assets:Closing Costs (CORP) | -16,165.00 |
| **Net cash provided by investing activities** | **$ -843,659.10** |
| FINANCING ACTIVITIES | |
| 28010-0 Long Term Liabilities:Technology Partners Group Loan (CORP) | 414,950.50 |
| 28020-0 Long Term Liabilities:SBA Loan | 560,000.00 |
| 30010-0 Equity:Series A:Series A - | 0.00 |
| 30140-0 Equity:Series C:Series C - | 170,000.00 |
| **Net cash provided by financing activities** | **$1,144,950.50** |
| **NET CASH INCREASE FOR PERIOD** | **$ -25,918.65** |
| Cash at beginning of period | 47,886.93 |
| **CASH AT END OF PERIOD** | **$21,968.28** |

# Anderby Brewing, LLC

## Profit and Loss

### January - December 2020

|  | TOTAL |
|---|---:|
| **Income** | |
| 40000 Brewery Revenue | |
| 40020-1 Brewery Keg Beer (BREW) | 24,669.00 |
| **Total 40000 Brewery Revenue** | **24,669.00** |
| 41000 TapRoom Revenue | |
| 41010-2 TapRoom Package Beer (TAPRM) | 46,296.22 |
| 41020-2 TapRoom Keg Beer (TAPRM) | 151,903.08 |
| 41030-2 TapRoom Merchandise (TAPRM) | 4,046.99 |
| 41040-2 TapRoom Event Fees (TAPRM) | 3,161.01 |
| 41050-2 TapRoom Other (TAPRM) | 3,174.99 |
| **Total 41000 TapRoom Revenue** | **208,582.29** |
| Uncategorized Income | 300.00 |
| **Total Income** | **$233,551.29** |
| **Cost of Goods Sold** | |
| 50000 COGS - Brewery Supplies & Materials | |
| 50010-1 Brewery Supplies (BREW) | 4,199.61 |
| 50020-1 Brewing Materials (BREW) | 5,160.51 |
| 50020-2 COGS - Packaging Materials (TAPRM) | 13,071.93 |
| 50030-1 COGS - Keg Beer (BREW) | 989.65 |
| 50040-1 COGS - Package Beer (BREW) | -583.37 |
| 50060-1 Inv Adjustment - Raw Materials (BREW) | 78,878.57 |
| 50070-1 Inv Adjustment - WIP (BREW) | -7,828.01 |
| **Total 50000 COGS - Brewery Supplies & Materials** | **93,888.89** |
| 51000 COGS - TapRoom | |
| 51010-2 COGS - Merchandise (TAPRM) | 300.55 |
| **Total 51000 COGS - TapRoom** | **300.55** |
| 53000 Brewery Direct Labor | |
| 53040-1 Brewery Contract Labor (BREW) | 2,000.00 |
| **Total 53000 Brewery Direct Labor** | **2,000.00** |
| 54000 Brewery Other Direct Costs | |
| 54040-1 Miscellaneous (BREW) | 195.29 |
| 54050-1 Repairs & Maintenance (BREW) | 6,838.92 |
| 54070-1 Taxes -Federal Beer Excise (BREW) | 838.47 |
| 54080-1 Taxes -State Beer Excise (BREW) | 2,009.82 |
| 54090-1 Taxes -Use Tax Brewery (BREW) | 268.49 |
| 54100-1 Utilities (BREW) | 75.00 |
| **Total 54000 Brewery Other Direct Costs** | **10,225.99** |
| **Total Cost of Goods Sold** | **$106,415.43** |
| **GROSS PROFIT** | **$127,135.86** |
| **Expenses** | |
| 60000 Expenses - General & Administrative | |
| 60005-0 Auto Expense | 260.31 |

| | TOTAL |
|---|---|
| 60010-0 Bank Fees (CORP) | 3,065.07 |
| 60020-0 Computer & Internet (CORP) | 1,953.16 |
| 60040-0 Credit Card Processing (CORP) | 7,620.53 |
| 60050-0 Donations (CORP) | 1,076.00 |
| 60055-0 Employee Health Insurance | 466.35 |
| 60070-0 Exec & Admin Labor (CORP) | 59,230.60 |
| 60080-0 Exec & Admin Payroll Taxes (CORP) | 6,012.53 |
| 60100-0 Meals (CORP) | 376.79 |
| 60105-0 Membership | -1,107.00 |
| 60110-0 Office Supplies (CORP) | 103.13 |
| 60120-0 Payroll Processing (CORP) | 1,804.00 |
| 60130-0 Phone Service (CORP) | 744.61 |
| 60160-0 Professional Fees - Accounting (CORP) | 16,560.00 |
| 60170-0 Professional Fees - Consulting (CORP) | 7,799.78 |
| 60190-0 Professional Fees - Legal (CORP) | 5,515.00 |
| 60195-0 Security (CORP) | 1,633.34 |
| 60196-0 Travel (CORP) | 500.00 |
| 60200-0 Uniforms (CORP) | 3,633.34 |
| 60210-0 Utilities (CORP) | 38,134.69 |
| **Total 60000 Expenses - General & Administrative** | **155,382.23** |
| 61000 General Expenses - Brewery | |
| 61010-1 Building Maintenance (BREW) | 1,546.10 |
| 61020-1 Equipment Maintenance (BREW) | 1,593.00 |
| 61040-1 Insurance (BREW) | 22,144.91 |
| 61050-1 Janitorial (BREW) | 1,706.85 |
| 61060-1 Keg Rental & Leasing (BREW) | 2,866.00 |
| 61070-1 Licenses & Fees (BREW) | 3,596.67 |
| 61080-1 Rent (BREW) | 12,980.62 |
| 61090-1 Software (BREW) | 2,197.95 |
| 61100-1 Supplies Brewing (BREW) | 4,088.71 |
| 61110-1 Supplies Brewery (BREW) | 56.61 |
| **Total 61000 General Expenses - Brewery** | **52,777.42** |
| 62000 General Expenses - TapRoom | |
| 62010-2 Building Maintenance (TAPRM) | 600.00 |
| 62020-2 Entertainment (TAPRM) | 11,073.12 |
| 62060-2 TapRoom Labor (TAPRM) | 35,683.53 |
| 62070-2 TapRoom Payroll Taxes (TAPRM) | 6,117.46 |
| 62075-2 TapRoom Tips (TAPRM) | -485.95 |
| 62080-2 TapRoom Supplies (TAPRM) | 8,395.82 |
| **Total 62000 General Expenses - TapRoom** | **61,383.98** |
| 63000 Expenses - Selling | 252.00 |
| 63010-1 Advertising (BREW) | 267.49 |
| 63020-2 Advertising (TAPRM) | 396.99 |
| 63030-0 Marketing Design (CORP) | 9,970.50 |
| 63050-1 Promotional Events (BREW) | 165.00 |
| **Total 63000 Expenses - Selling** | **11,051.98** |
| Uncategorized Expense | 43.90 |
| **Total Expenses** | **$280,639.51** |
| **NET OPERATING INCOME** | **$ -153,503.65** |

| | TOTAL |
|---|---:|
| Other Income | |
|   91000 Other Income | |
|     91010-0 Miscellaneous Income (CORP) | 0.00 |
|     91030-0 GA Vendor Compensation | 143.44 |
|     91040-0 Capital One Reward Redemption | 1,124.28 |
|     91050-0 Peachtree Corners Grant (CORP) | 50,000.00 |
|     91060-0 CARES SBA Loan Payments | 34,262.65 |
|     91070-0 Gwinnett County CARES Small Business Grant (CORP) | 4,300.00 |
|   **Total 91000 Other Income** | **89,830.37** |
| **Total Other Income** | **$89,830.37** |
| Other Expenses | |
|   64000 Depreciation & Taxes | |
|     64010-0 Amortization (CORP) | 1,616.25 |
|     64020-0 Depreciation (CORP) | 119,713.39 |
|   **Total 64000 Depreciation & Taxes** | **121,329.64** |
|   93000 Other Expenses | |
|     93015-0 SBA Loan Interest (CORP) | 35,736.38 |
|     93018-0 Non-loan Interest (CORP) | 3,897.87 |
|     93020-1 Personal Property Tax (BREW) | 8,004.93 |
|     93025-0 Alliance Funding Group Interest | 4,062.78 |
|   **Total 93000 Other Expenses** | **51,701.96** |
|   Reconciliation Discrepancies | -0.01 |
| **Total Other Expenses** | **$173,031.59** |
| NET OTHER INCOME | **$ -83,201.22** |
| NET INCOME | **$ -236,704.87** |

# Anderby Brewing, LLC

## Balance Sheet

### As of December 31, 2020

| | CASH OVER/SHORT | GIFT CARDS | TAPROOM - KEG BEER | TAPROOM EVENT FEES | TAPROOM MERCHANDISE | TAPROOM OTHER | TAPROOM PACKAGED BEER | TAPROOM TIPS | NOT SPECIFIED | TOTAL |
|---|---|---|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | | | | |
| Current Assets | | | | | | | | | | |
| Bank Accounts | | | | | | | | | | |
| 10000 Fifth Third Checking | | | | | | | | | 4,401.89 | $4,401.89 |
| 10010-0 Fidelity Checking | | | | | | | | | 0.00 | $0.00 |
| 10020-0 Fifth Third Money Market | | | | | | | | | 0.00 | $0.00 |
| 10030-0 Cash Drawer | | | | | | | | | 0.00 | $0.00 |
| 1072 Bill.com Money Out Clearing | | | | | | | | | 0.00 | $0.00 |
| **Total Bank Accounts** | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $4,401.89 | $4,401.89 |
| Other Current Assets | | | | | | | | | | |
| 14000 Other Current Assets | | | | | | | | | | $0.00 |
| 14010-0 Inventory - Beer Kegged (CORP) | | | | | | | | | 0.00 | $0.00 |
| 14020-0 Inventory - Beer Packaged (CORP) | | | | | | | | | 583.37 | $583.37 |
| 14040-0 Inventory - Ingredients (CORP) | | | | | | | | | 26,338.53 | $26,338.53 |
| 14080-0 Inventory - Merchandise (CORP) | | | | | | | | | 7,084.30 | $7,084.30 |
| 14120-0 Inventory - Packaging (CORP) | | | | | | | | | 5,774.22 | $5,774.22 |
| 14140-0 WIP (CORP) | | | | | | | | | 10,081.02 | $10,081.02 |
| **Total 14000 Other Current Assets** | | | | | | | | | 49,861.44 | $49,861.44 |
| 15010-0 Undeposited Funds | 15,335.75 | | | | | | | | -3,814.00 | $11,521.75 |
| **Total Other Current Assets** | $15,335.75 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $46,047.44 | $61,383.19 |
| **Total Current Assets** | $15,335.75 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $50,449.33 | $65,785.08 |
| Fixed Assets | | | | | | | | | | |
| 16000 Fixed Assets | | | | | | | | | | $0.00 |
| 16010-0 Brewing Equipment (BREW) | | | | | | | | | 430,994.22 | $430,994.22 |
| 16020-0 Buildings & Improvements (CORP) | | | | | | | | | 429,716.75 | $429,716.75 |
| 16040-0 Furniture & Furnishings (CORP) | | | | | | | | | 80,298.80 | $80,298.80 |
| 16100-0 Machinery & Equipment (CORP) | | | | | | | | | 113,643.45 | $113,643.45 |
| 16900-0 Accumulated Depreciation (CORP) | | | | | | | | | | $0.00 |
| 16910-0 Acc Depr - Brewing Equipment (CORP) | | | | | | | | | -41,952.45 | $ -41,952.45 |
| 16920-0 Acc Depr - Buildings & Improvements (CORP) | | | | | | | | | -87,711.87 | $ -87,711.87 |
| 16930-0 Acc Depr - Furniture & Fixtures (CORP) | | | | | | | | | -17,110.86 | $ -17,110.86 |
| 16940-0 Acc Depr - Machinery & Equipment (CORP) | | | | | | | | | -19,831.48 | $ -19,831.48 |
| **Total 16900-0 Accumulated Depreciation (CORP)** | | | | | | | | | -166,606.66 | $ -166,606.66 |
| **Total 16000 Fixed Assets** | | | | | | | | | 888,046.56 | $888,046.56 |
| 17000 Other Fixed Assets | | | | | | | | | | $0.00 |
| 17010-0 Closing Costs (CORP) | | | | | | | | | 16,165.00 | $16,165.00 |
| 17030-0 Accumulated Amortization (CORP) | | | | | | | | | -2,424.50 | $ -2,424.50 |
| **Total 17000 Other Fixed Assets** | | | | | | | | | 13,740.50 | $13,740.50 |
| **Total Fixed Assets** | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $901,787.06 | $901,787.06 |
| Other Assets | | | | | | | | | | |
| 18000 Other Assets | | | | | | | | | | $0.00 |
| 18010-0 Lease Deposit (CORP) | | | | | | | | | 16,732.45 | $16,732.45 |
| 18020-0 Intangible Start Up Costs | | | | | | | | | 1,995.00 | $1,995.00 |
| **Total 18000 Other Assets** | | | | | | | | | 18,727.45 | $18,727.45 |
| **Total Other Assets** | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $18,727.45 | $18,727.45 |
| **TOTAL ASSETS** | $15,335.75 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $970,963.84 | $986,299.59 |
| **LIABILITIES AND EQUITY** | | | | | | | | | | |
| Liabilities | | | | | | | | | | |
| Current Liabilities | | | | | | | | | | |
| Accounts Payable | | | | | | | | | | |
| 20000 Accounts Payable | | | | | | | | | 12,980.63 | $12,980.63 |
| **Total Accounts Payable** | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $12,980.63 | $12,980.63 |
| Credit Cards | | | | | | | | | | |
| 20100-0 Capital One | | | | | | | | | 11,570.57 | $11,570.57 |
| **Total Credit Cards** | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $11,570.57 | $11,570.57 |
| Other Current Liabilities | | | | | | | | | | |
| 25000 Other Current Liabilities | | | | | | | | | | $0.00 |
| 25010-0 Federal Excise Tax Payable (CORP) | | | | | | | | | 227.43 | $227.43 |
| 25015-0 Use Tax Payable | | | | | | | | | 23.40 | $23.40 |
| 25020-0 GA Excise Tax Payable (CORP) | | | | | | | | | 180.51 | $180.51 |
| 25040-0 Payroll Liability (CORP) | | | | | | | | | 0.00 | $0.00 |
| 25050-0 Sales Tax Payable (CORP) | | | | | | | | | -16,138.47 | $ -16,138.47 |
| 25055-0 GA DOR Sales Tax Payable | | | | | | | | | 17,334.05 | $17,334.05 |
| **Total 25050-0 Sales Tax Payable (CORP)** | | | | | | | | | 1,195.58 | $1,195.58 |
| 25060-0 Gift Cards (CORP) | | -652.20 | | | | | | | | $ -652.20 |
| 25070-0 Equipment payable (CORP) | | | | | | | | | 0.00 | $0.00 |
| 25080-0 Forward Financing Note Payable (CORP) | | | | | | | | | 21,803.53 | $21,803.53 |
| **Total 25000 Other Current Liabilities** | | -652.20 | | | | | | | 23,430.45 | $22,778.25 |
| **Total Other Current Liabilities** | $0.00 | $ -652.20 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $23,430.45 | $22,778.25 |
| **Total Current Liabilities** | $0.00 | $ -652.20 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $47,981.65 | $47,329.45 |
| Long-Term Liabilities | | | | | | | | | | |
| 28000 Long Term Liabilities | | | | | | | | | | $0.00 |
| 28010-0 Technology Partners Group Loan (CORP) | | | | | | | | | 414,950.50 | $414,950.50 |
| 28020-0 SBA Loan #00026 (CORP) | | | | | | | | | 531,706.82 | $531,706.82 |
| 28030-0 SBA EIDL | | | | | | | | | 31,400.00 | $31,400.00 |

| | CASH OVER/SHORT | GIFT CARDS | TAPROOM - KEG BEER | TAPROOM EVENT FEES | TAPROOM MERCHANDISE | TAPROOM OTHER | TAPROOM PACKAGED BEER | TAPROOM TIPS | NOT SPECIFIED | TOTAL |
|---|---|---|---|---|---|---|---|---|---|---|
| 28040-0 SBA PPP Loan | | | | | | | | | 35,800.00 | $35,800.00 |
| 28050-0 Alliance Funding Group | | | | | | | | | 46,509.52 | $46,509.52 |
| **Total 28000 Long Term Liabilities** | | | | | | | | | **1,060,366.84** | **$1,060,366.84** |
| **Total Long-Term Liabilities** | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | **$1,060,366.84** | **$1,060,366.84** |
| **Total Liabilities** | $0.00 | $ -652.20 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 | **$1,108,348.49** | **$1,107,696.29** |
| Equity | | | | | | | | | | |
| 30000 Equity | | | | | | | | | | $0.00 |
| 30000-0 Series A | | | | | | | | | | $0.00 |
| 30010-0 Series A -  Michael Preston Smelt | | | | | | | | | 100,000.00 | $100,000.00 |
| **Total 30000-0 Series A** | | | | | | | | | **100,000.00** | **$100,000.00** |
| 30100-0 Series C | | | | | | | | | | $0.00 |
| 30110-0 Series C - | | | | | | | | | 25,000.00 | $25,000.00 |
| 30120-0 Series C - | | | | | | | | | 25,000.00 | $25,000.00 |
| 30130-0 Series C - | | | | | | | | | 25,000.00 | $25,000.00 |
| 30140-0 Series C -  LLC | | | | | | | | | 170,000.00 | $170,000.00 |
| 30150-0 Series C - | | | | | | | | | 75,000.00 | $75,000.00 |
| 30160-0 Series C - | | | | | | | | | 30,000.00 | $30,000.00 |
| 30170-0 Series C - | | | | | | | | | 50,000.00 | $50,000.00 |
| 30180-0 Series C - | | | | | | | | | 50,000.00 | $50,000.00 |
| 30190-0 Series C - | | | | | | | | | 23,000.00 | $23,000.00 |
| 30200-0 Series C - | | | | | | | | | 2,500.00 | $2,500.00 |
| **Total 30100-0 Series C** | | | | | | | | | **475,500.00** | **$475,500.00** |
| **Total 30000 Equity** | | | | | | | | | **575,500.00** | **$575,500.00** |
| Opening Balance Equity | | | | | | | | | 0.00 | $0.00 |
| Retained Earnings | | | 78,716.04 | 8,100.00 | 3,140.27 | 789.99 | 1,939.90 | 16,388.99 | -569,267.02 | $ -460,191.83 |
| Net Income | | | 152,231.63 | 3,161.01 | 4,046.99 | 3,174.99 | 44,626.22 | 41,141.96 | -485,087.67 | $ -236,704.87 |
| **Total Equity** | $0.00 | $0.00 | $230,947.67 | $11,261.01 | $7,187.26 | $3,964.98 | $46,566.12 | $57,530.95 | **$ -478,854.69** | **$ -121,396.70** |
| **TOTAL LIABILITIES AND EQUITY** | $0.00 | $ -652.20 | $230,947.67 | $11,261.01 | $7,187.26 | $3,964.98 | $46,566.12 | $57,530.95 | **$629,493.80** | **$986,299.59** |

Accrual Basis  Monday, September 6, 2021 03:05 PM GMT-04:00                                                                          2/2

# Anderby Brewing, LLC

## Statement of Cash Flows
### January - December 2020

|  | TOTAL |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net Income | -236,704.87 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| 14010-0 Other Current Assets:Inventory - Beer Kegged (CORP) | 989.65 |
| 14020-0 Other Current Assets:Inventory - Beer Packaged (CORP) | -583.37 |
| 14040-0 Other Current Assets:Inventory - Ingredients (CORP) | 5,128.30 |
| 14080-0 Other Current Assets:Inventory - Merchandise (CORP) | -1,187.05 |
| 14120-0 Other Current Assets:Inventory - Packaging (CORP) | -4,820.21 |
| 14140-0 Other Current Assets:WIP (CORP) | -7,828.01 |
| 16910-0 Fixed Assets:Accumulated Depreciation (CORP):Acc Depr - Brewing Equipment (CORP) | 29,693.34 |
| 16920-0 Fixed Assets:Accumulated Depreciation (CORP):Acc Depr - Buildings & Improvements (CORP) | 62,178.65 |
| 16930-0 Fixed Assets:Accumulated Depreciation (CORP):Acc Depr - Furniture & Fixtures (CORP) | 12,126.70 |
| 16940-0 Fixed Assets:Accumulated Depreciation (CORP):Acc Depr - Machinery & Equipment (CORP) | 15,714.70 |
| 17030-0 Other Fixed Assets:Accumulated Amortization (CORP) | 1,616.25 |
| 20100-0 Capital One | -3,398.46 |
| 25010-0 Other Current Liabilities:Federal Excise Tax Payable (CORP) | -105.57 |
| 25015-0 Other Current Liabilities:Use Tax Payable | 11.58 |
| 25020-0 Other Current Liabilities:GA Excise Tax Payable (CORP) | 53.74 |
| 25040-0 Other Current Liabilities:Payroll Liability (CORP) | 0.00 |
| 25050-0 Other Current Liabilities:Sales Tax Payable (CORP) | -12,046.15 |
| 25055-0 Other Current Liabilities:Sales Tax Payable (CORP):GA DOR Sales Tax Payable | 12,255.81 |
| 25060-0 Other Current Liabilities:Gift Cards (CORP) | -686.50 |
| 25070-0 Other Current Liabilities:Equipment payable (CORP) | -6,420.22 |
| 25080-0 Other Current Liabilities:Forward Financing Note Payable (CORP) | 21,803.53 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **124,496.71** |
| **Net cash provided by operating activities** | **$ -112,208.16** |
| **INVESTING ACTIVITIES** | |
| 16100-0 Fixed Assets:Machinery & Equipment (CORP) | -51,001.00 |
| 18010-0 Other Assets:Lease Deposit (CORP) | -3,751.82 |
| **Net cash provided by investing activities** | **$ -54,752.82** |
| **FINANCING ACTIVITIES** | |
| 28020-0 Long Term Liabilities:SBA Loan | -28,293.18 |
| 28030-0 Long Term Liabilities:SBA EIDL | 31,400.00 |
| 28040-0 Long Term Liabilities:SBA PPP Loan | 35,800.00 |
| 28050-0 Long Term Liabilities:Alliance Funding Group | 46,509.52 |
| 30010-0 Equity:Series A:Series A - | 50,000.00 |
| 30190-0 Equity:Series C:Series C - | 23,000.00 |
| 30200-0 Equity:Series C:Series C - | 2,500.00 |
| **Net cash provided by financing activities** | **$160,916.34** |
| **NET CASH INCREASE FOR PERIOD** | **$ -6,044.64** |
| Cash at beginning of period | 21,968.28 |
| **CASH AT END OF PERIOD** | **$15,923.64** |

I, Michael Preston Smelt, certify that:

1. The financial statements of Anderby Brewing, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Anderby Brewing, LLC included in this Form reflects accurately the information reported on the tax return for Anderby Brewing, LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature     _____

Name:     Michael Preston Smelt

Title:     President